United States securities and exchange commission logo





                            January 5, 2022

       Gerardo Norcia
       Chief Executive Officer and Director
       DTE Electric Company
       One Energy Plaza
       Detroit, Michigan 48226-1279

                                                        Re: DTE Electric
Company
                                                            DTE Electric
Securitization Funding I LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed December 13,
2021
                                                            File Nos.
333-261612 and 333-261612-01

       Dear Mr. Norcia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-1

       General

   1. We note your disclosure on page 11 and elsewhere regarding the conditions of issuance of additional
securitization bonds by the issuing entity. Please confirm that additional issuances of securities
by the issuing entity will be registered on separate registration statements.
 Gerardo Norcia
FirstName  LastNameGerardo Norcia
DTE Electric Company
Comapany
January    NameDTE Electric Company
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
Form of Prospectus
Security for the Bonds
Pledge of Collateral, page 93

2. We note that, in addition to the securitization property, property in the collection account and all of its subaccounts will also secure the bonds, including cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.
         Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

3.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Arthur Sandel at (202) 551-3262 or Benjamin Meeks at
(202) 551-
7146 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance